Exhibit 99.1

Pan American Silver Increases Quarterly Silver Production and Mine Operating Earnings

(All amounts in US dollars unless otherwise stated and all production figures are approximate)

VANCOUVER, May 15, 2012 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company", or "Pan American"), today reported strong operational and financial results for the first quarter of 2012.  In addition, the Company provided an update on its operations and on its development projects, as well as a revised forecast for consolidated silver production and cash costs for 2012, which now includes production from the recently acquired Dolores mine for the period April 1, 2012 to December 31, 2012.

This earnings release should be read in conjunction with the Company's MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.panamericansilver.com.

First Quarter 2012 Highlights (unaudited) (1)

•	Silver production of 5.5 million ounces
•	Gold production of 19,496 ounces
•	Consolidated cash costs(2) of $10.49 per ounce of silver, net of by-product credits
•	Mine operating earnings of $101.9 million
•	Net earnings of $50.2 million or $0.47 per share
•	Adjusted earnings(3) of $61.4 million or $0.58 per share
•	Operating cash flow (before interest and income taxes) was $118.6 million or $1.13 per share
•	Sales of $228.8 million
•	Cash and short-term investments of $594.2 million at March 31, 2012
•	Working capital of $782.8 million at March 31, 2012
•	Completed the acquisition of Minefinders Corporation Ltd. ("Minefinders") on March 30, 2012

Updated 2012 Forecast and Plans

•	Produce 24.25 to 25.5 million ounces of silver at cash costs of $11.50 to $12.50 per ounce, net of by-product credits, including production from the Dolores mine from April 1, through year-end 2012
•	Produce 124,000 to 133,000 ounces of gold, including 49,000 to 53,000 ounces from Dolores
•	Complete a Preliminary Assessment for the mill option for the Dolores mine
•	Complete the Feasibility Study for the Navidad development project
(1) Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited
(2) Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company's cash costs per ounce may not be comparable to similarly titled measures used by other entities. See "Financial and Operating Highlights" below for a reconciliation of this measure to the Company's production costs, depreciation and amortization, and royalties.

(3) Adjusted earnings is a non-GAAP measure calculated as net earnings for the period adjusting for the gain or loss recorded on fair market value adjustments on the Company's outstanding warrants and the transaction costs of the Minefinders acquisition. The Company considers this measure to better reflect normalized earnings as it does not include unrealized gains or losses from outstanding warrants and non-recurring costs, which may be volatile from period to period and acquisition costs.

Commenting on the results, Geoff Burns, President and CEO said; "We've had an excellent start to 2012 and delivered a very respectable first quarter, on all metrics.  Our consolidated silver production was right in line with our forecast and our cash costs were more than 15% less than we had anticipated.  With the acquisition of Minefinders now behind us, we will spend the rest of this year focusing on what we do best: operating and optimizing our mining assets to generate maximum cash flow and profits. I can't tell you how much our team is looking forward to applying this expertise to the long-life Dolores mine".

Financial Results

During the first quarter of 2012, Pan American recorded revenue of $228.8 million, or 20% more than during the first quarter of 2011.  The increase was directly attributable to higher realized precious metals prices and more quantities of metals sold, with the exception of copper.  Average realized gold and silver prices were $33.00 and $1,706 per ounce, respectively, or 6% and 23% higher than one year ago, respectively.  In contrast, average realized prices for zinc, lead and copper decreased by 16%, 21% and 17% to $2,021, $2,077 and $7,918 per tonne, respectively.

Pan American generated net earnings of $50.2 million or $0.47 per share during the first three months of 2012, which was $42.4 million less than net earnings generated in the first quarter of 2011.  The decrease was attributable to $13.8 million worth of closing costs incurred for the acquisition of Minefinders, $7.2 million spent in exploration and development activities, and a negative variance of $24.9 million in non-cash gains on the Company's outstanding warrants realized in Q1 2011.

After adjusting for a $2.7 million gain on derivatives and the Minefinders' acquisition closing costs of $13.8 million, adjusted earnings for the first quarter were $61.4 million, or $0.58 per share, which compares to adjusted earnings of $65.2 million or $0.61 per share in same period in 2011.

Mine operating earnings generated during the first quarter of 2012 rose to $101.9 million, or 6% higher than in the same period of 2011. The increase resulted from higher revenues, partially offset by increased production costs and higher royalties. At the San Vicente mine, Pan American has recovered the capital invested in the new processing plant and mine expansion as defined and permitted in its joint venture agreement with COMIBOL (the Bolivian state-owned mining company), and as a consequence, royalties paid to COMIBOL have increased to 37.5% of the operation's cash flows, from 9.375%.

Cash flow from operations generated during the first three months of 2012 was $37.4 million, which was 37% less than in the comparable period of 2011.  The decrease was primarily attributable to higher income taxes paid during the quarter based on 2011's annual taxable income.  Operating cash flow before interest and income taxes was $118.6 million, or $1.13 per share during the first quarter, a healthy increase of 33% as compared to the same period in 2011.

At March 31, 2012, Pan American's cash and short term investments had risen to $594.2 million from December 31, 2011. The increase of $103 million was due to the net $86 million in cash acquired with the Minefinders' transaction and $37 million of cash flows from operations, partially offset by $21 million in property and equipment investments and $3.9 million paid in dividends. The Company's working capital increased by $216.4 million from the end of the last quarter of 2011 to $782.8 million, of which a net $168.1 million was acquired through the Minefinders transaction.

The Company's effective tax rates vary considerably between periods and from the amounts that would result from applying the Canadian statutory income tax rates to earnings before income taxes. The main factors which have affected the effective tax rates for the quarter ended March 31, 2012 of 38% relative to the first quarter of 2011 at 21% were the unrealized gains on the Company's warrants position, foreign income tax rate differentials and foreign exchange gains and losses. Although these and other factors will continue to cause volatility in the future, the Company expects that the effective tax rate for 2012 excluding the non-cash market adjustments for the volatility in warrants and convertible debts is expected to be between 30% and 35%.

Production and Operations

During the first quarter of 2012, Pan American produced 5.5 million ounces of silver and 19,496 ounces of gold, which represented a year-on-year increase of 3% and 5%, respectively. The increase in silver production was due to more ounces produced at San Vicente on better grades and higher throughput, in addition to increased production at Huaron on higher throughput and recoveries. Gold production rose as a result of increased gold production from Manantial Espejo.

In Peru, the Huaron mine had a strong operational quarter and produced 0.8 million ounces of silver, 18% more than in the same period of last year.  The improvement was a result of higher throughput and better recovery rates.  By contrast, the Morococha mine experienced a 10% reduction in silver production with an output of 0.5 million ounces on expected lower silver grades, while increased in-fill drilling continued on a number of higher grade areas, to permit longer-term mine plan optimizations.

In Mexico, production levels at the Alamo Dorado and La Colorada mines were fairly stable in comparison to the first quarter of last year, with the operations contributing 1.3 million ounces and 1.1 million ounces of silver, respectively.

At 0.9 million ounces, silver production at the Manantial Espejo mine in Argentina was also similar to that of a year ago, despite operational difficulties caused by lower-than expected equipment availabilities at both the open pit and underground operations due to the negative effects of heightened import restrictions and a four-day plant shutdown necessary to repair the SAG mill.

The San Vicente mine had an outstanding start to 2012 and increased silver production by 34% to 0.9 million ounces of silver.  The improvement was achieved in large part due to higher throughput and higher grades.

Consolidated cash costs for the first quarter of 2012 rose to $10.49 per ounce of silver, net of by-product credits, from $7.83 during the first quarter of 2011.  The increase was a result of higher direct operating expenses, royalties at San Vicente, and increased underground mine development advances at the Peruvian mines, which were all partially offset by higher by-product credits from more quantities of zinc and lead produced and sold, in addition to higher realized gold prices.  Our first quarter cash costs were well below the Company's guidance for 2012.

Project Development

At the Navidad silver development project in Argentina, Pan American invested $7.1 million during the first quarter of 2012.  Work focused on the completion of an updated Feasibility Study, which is expected to be ready during the second half of the year.  In addition, work continues in order to include data collected during last year's exploration campaign into an updated resource model and mine plan, and to incorporate new baseline data which takes into consideration the recent volcanic ash fall into the Environmental Impact Assessment. The Company also continues to actively support the communities around the project, in particular in the areas of education, water management, fostering entrepreneurship and small business development and providing agricultural assistance to local producers.

Although Chubut's legislation still bans open pit mining, management believes that the provincial government will soon introduce new legislation which will allow for the responsible development of Navidad.  However, the Company is also keenly aware of the challenging investment environment in Argentina at this time, and intends to move forward with Navidad cautiously.

The Acquisition of Minefinders

On March 30th, Pan American announced that it had completed the previously announced Plan of Arrangement (the "Arrangement"), whereby Pan American acquired all of the issued and outstanding common shares of Minefinders. The transaction, valued at approximately $1.3 billion at the time of completion, is Pan American's largest acquisition to date. Total consideration was comprised of approximately $165.4 million in cash, $1.1 billion for the issuance of about 49.4 million Pan American shares, and $10.7 million for replacement options. The Company's transaction costs related to the acquisition are estimated at $13.8 million. A total of $1.05 billion has been allocated to Minefinders' properties, plant and equipment, in addition to $0.33 billion of working capital acquired.

Minefinders' flagship Dolores gold/silver mine, located in the state of Chihuahua, Mexico, has now become Pan American's eighth operating mine.  Pan American expects Dolores to contribute 2.75 to 3.0 million ounces of silver at cash costs between $5.00 to $6.00 per ounce, net of by-product gold credits, to our 2012 consolidated production.  The table below sets out the Company's revised production forecast for the year, including production from Dolores for the period April 1st to December 31st, 2012.

	2012 Revised Estimated Silver Production Million Ounces	2012 Estimated Cash Costs(1) Per Ounce US$
Huaron	2.7 to 2.8	$20.90 to $22.70
Morococha	1.7 to 1.8	$24.60 to $26.50
Quiruvilca (2)	0.2	$31.30
San Vicente	3.4 to 3.5	$18.40 to $18.70
La Colorada	4.1 to 4.3	$9.50 to $9.90
Alamo Dorado	5.1 to 5.4	$6.40 to $6.80
Manantial Espejo	4.3 to 4.5	$8.60 to $10.40
Dolores (3)	2.8 to 3.0	$5.00 to $6.00
TOTAL	24.25 to 25.5	$11.50 to $12.50

(1) For purposes of estimating 2012's cash costs, the Company assumed the following price levels for its by-product production: Zn $1,900/tonne; Pb $2,000/tonne; Cu $7,300/tonne; Au $1,600/oz.
(2) The forecast for Quiruvilca only includes estimates for the first quarter of 2012.  The Company is currently assessing strategic alternatives for the mine, which may include continued operations, divestiture, or placing the mine on care and maintenance.
(3) The forecast for Dolores only includes production for the nine-month period from April 1st to December 31st 2012, representing the period of Pan American ownership in 2012.

Commenting on the transaction, Geoff Burns, President & CEO, said, "With the acquisition and most of the integration activities now complete, we are concentrating on unlocking the outstanding exploration upside and expansion potential of the Dolores mine, as well as aggressively exploring the highly prospective La Virginia property also located in Mexico. The strategic rationale behind the transaction was clear: to de-risk our portfolio of assets by increasing our silver production in a stable mining jurisdiction where our historical performance has simply been excellent. I would like to welcome former Minefinders shareholders, as well as those employees and contractors who will continue on with Pan American and support our mission to build the leading primary silver mining Company in the world."

About Pan American Silver

Pan American Silver's mission is to be the world's largest and lowest cost primary silver mining company by increasing its low cost silver production and silver Mineral Reserves.  The Company has eight operating mines in Mexico, Peru, Argentina and Bolivia, including the recently acquired Dolores gold/silver mine in Chihuahua, Mexico. Pan American also owns the Navidad silver development project in Chubut, Argentina, the Calcatreu gold project in Rio Negro, also in Argentina and the La Bolsa development project in Sonora, Mexico.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss the unaudited quarterly results on Wednesday, May 16, 2012 at 11:00 am ET (08:00 am PT).  To access the conference, North American participants dial 1-647-427-7450, followed by conference ID 75517541.  A live audio webcast can be accessed at http://www.newswire.ca/en/webcast/detail/960829/1030033.  Listeners may also gain access by logging on at http://www.panamericansilver.com/q1-2012-results-conference-call/.  The call will be available for replay for one week after the call by dialing 1-416-849-0833 and entering replay password # 75517541.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS NEWS RELEASE THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS AND THE TIMING OF SUCH PRODUCTION; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS INCLUDING BUT NOT LIMITED TO: LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, CHANGES TO THE LAWS OF BOLIVIA WITH RESPECT TO MINING, AND LAWS IN ARGENTINA WHICH IMPACT PAN AMERICAN'S ABILITY TO REPATRIATE FUNDS; SUCCESSFUL INTEGRATION OF MINEFINDERS AND FUTURE EXPANSION OF MINEFINDERS' DOLORES MINE AND DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANIES, INCLUDING THE ADDITION OF A MILL AT MINEFINDERS' DOLORES MINE; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OFRELEASE OF TECHNICAL OR OTHER REPORTS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING AMONG OTHERS, CHANGES TO IMPORT AND EXPORT REGULATIONS AND LAWS RELATING TO THE REPATRIATION OF CAPITAL AND FOREIGN CURRENCY CONTROLS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights

	Three months ended
	March 31,
	2012	2011
Consolidated Financial Highlights
(Unaudited in thousands of U.S. Dollars)

Net earnings for the period	$50,245	$92,679
Earnings per share attributable to common shareholders	$0.47	$0.86
Adjusted earnings for the period(1)	$61,384	$65,156
Adjusted earnings per share	$0.58	$0.61
Mine operating earnings	$101,896	$96,018
Cash flow from operations	$37,395	$59,465
Operating cash flow before interest and income taxes	$118,645	$88,968
Capital spending	$21,361	$17,192
Cash and short-term investments	$594,205	$397,206
Working capital(3)	$782,805	$492,792

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	1,156,049	1,161,519
Silver metal - ounces	5,502,958	5,344,739
Gold metal - ounces	19,496	18,640
Zinc metal - tonnes	11,032	8,844
Lead metal - tonnes	4,015	3,300
Copper metal - tonnes	980	1,246

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$10.49	$7.83
Total production cost per ounce	$14.15	$11.38

Payable ounces of silver (used in cost per ounce calculations)	5,172,994	5,093,473

(1)	Adjusted earnings is a non-GAAP measure calculated as net earnings for the period adjusting the gain or loss recorded on fair market value adjustments on the Company's outstanding warrants and the closing costs of the Minefinders' transaction. The Company considers this measure to better reflect normalized earnings as it does not include unrealized gains or losses from outstanding warrants which may be volatile from period to period and acquisition costs.
(2)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The
Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

%CIK: 0000771992

For further information:

Information Contact
Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 22:01e 15-MAY-12